Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

January 30, 2015

VIA EDGAR
Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd. Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013 Filed August 18, 2014 File No. 001-35431

Dear Ms. McHale:

Reference is made to the letter dated December 18, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form 10-K filed by Home Loan Servicing Solutions, Ltd. (“HLSS” or the “Company”) with the Commission. Reference is also made to the Company's response to the Comment Letter filed via EDGAR on January 16, 2015 (the "Initial Response").

This letter sets forth supplemental information to the Company’s responses included in the Initial Response to the Staff’s comments. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s supplemental response is set forth immediately following each staff comment. Only those comments for which supplemental information is being provided have been included in this supplemental response.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Results of Operations Summary, page 25

3.
We note you currently net servicing expenses paid to Ocwen, the amortization of Notes Receivable-Rights to MSR’s and their related fair value changes against interest income. Please tell us what consideration was given to presenting these items as operating expenses.

U.S. Securities and Exchange Commission
January 30, 2015

As disclosed in our Amendment No. 8 to Form S-1 filed with the SEC on February 28, 2012, and based on discussions with the SEC Staff at the time of that filing, we account for revenues generated from our Notes receivable – Rights to MSRs under the interest method of accounting. At each reporting date, we calculate the discounted future expected net cash flows related to the underlying mortgage servicing rights (i.e., the fair value of the Notes Receivable – Rights to MSRs) and adjust the carrying value of the Note Receivable – Rights to MSRs to this amount. The change in the value of the Note Receivable – Rights to MSRs reflects the periodic amortization of the notes receivable due to decreases in unpaid principal balances of underlying loans and changes in fair value. The net of the servicing fees received from the mortgage servicing rights, the servicing fees paid to Ocwen Loan Servicing, the periodic amortization and the change in fair value of the Notes Receivable – Rights to MSRs is recorded as interest income.

Note 1A – Restatement, page F-31

6.
Please explain the nature of the error in the application of the interest method in accounting for a financing liability, which resulted in the restatement of the financial statements for the fiscal years ended December 31, 2012 and 2013 and the interim period ending March 31, 2014. Please address the previous accounting, why you revised your accounting and why you consider the accounting revision the correction of an error in accordance with GAAP.

The Notes Receivable – Rights to MSRs are accounted for as secured financings for which the Company elected the fair value option pursuant to ASC 825, Financial Instruments. Prior to the restatement, the Company viewed the carrying value of the Notes Receivable – Rights to MSRs, which was based on the fair value at the date of each purchase amortized for reductions in unpaid principal balance, to be a reasonable estimate of fair value. To the extent the carrying value of the Notes Receivable – Rights to MSRs was within 5% of the fair value of the MSRs underlying the Notes Receivable – Rights to MSRs, the Company viewed the carrying value as approximating fair value at each reporting date. Because the Notes Receivable – Rights to MSRs are level 3 assets, the Company estimated the fair value of the Notes Receivable – Rights to MSRs by obtaining the fair value of the MSRs underlying the Rights to MSRs based on valuations performed by independent third party valuation experts.

To the extent the carrying value would have been outside of a threshold of 5% of the fair value of the underlying MSRs, the Company would have adjusted its carrying value of the Notes Receivable – Rights to MSRs. Subsequent to the issuance of its 2013 consolidated financial statements, the Company concluded the use of the 5% threshold resulted in a material misstatement and that it should record the Notes Receivable – Rights to MSRs at the best estimate of fair value, which is the point estimate provided by the third party valuation specialists.

U.S. Securities and Exchange Commission
January 30, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James E. Lauter
James E. Lauter
Senior Vice President &
Chief Financial Officer